Exhibit 6.14

**Certain identified information has been excluded from this exhibit because it is both not material and is the type that the Company treats as private or confidential.

[Redacted] Tekumo OnDemand Platform-As-a-Service

Statement of Work

By and Between

555 Middle Creek Pkwy, Suite 100

Colorado Springs, CO 80921

AND

[Redacted]

[Redacted]

Dated: 5/1/2023

CONFIDENTIAL

TEKUMO LLC

SOW for OnDemand Field Service Delivery

PROGRAM GOALS

Deliver OnDemand field service utilizing the Tekumo platform to integrate with, and augment, the field service organization to support the following business requirements:

●	Dynamically scale and flex field technician resources to daily/regional fluctuations in call volume workloads

●	Simplify operations to reduce overall organizational cost for OnDemand service workorders

●	Integrate existing field service systems such as [Redacted] and [Redacted] to provide seamless, efficient operations and reporting

●	Eliminate the business cost of OnDemand service failures and call backlogs

●	Further optimize productive utilization of the internal field force

●	Meet and exceed Customer SLA’s and increase Customer Success (CS)

●	Financial model that drives ongoing improvement in systems, processes, best practices and KPI’s to optimize lowest cost per call

This program is based on Operational Simplicity, Process Optimization and KPI Improvements.

SERVICES AND DELIVERABLES

This Statement of Work specifies the scope and schedule of the Services to be delivered for maintenance and project work orders. Tekumo will provide the Services and Deliverables set forth below and as outlined in the accompanying Schedules. It is understood that completion of the initial implementation process and integration with [Redacted ]/[Redacted ] is required to realize the full functionality of the TekumoPro platform.

SERVICES OUTLINE

1.	Description of Services to be Performed

All Services will be as directed in the specific ticket work instructions sent to Tekumo or as directed by [Redacted] Support

2.	Tekumo Responsibilities

a.	Provide [Redacted] Team Members access to TekumoPRO and MS Teams

b.	Source, schedule and dispatch Technicians to meet required onsite appointment/ETA requirements

c.	Distribute work instructions to Technicians

d.	Provide real time service delivery milestones and open call updates in TekumoPRO

e.	Confirm appointments and ETA with Technicians, and notify [Redacted] in the event Technician is delayed

f.	Manage all aspects of technician work order execution, including the completion of deliverables

g.	Obtain approval from [Redacted] for Technician travel fees, outside of agreed Travel caps

h.	Obtain approval from [Redacted ] to purchase and expense additional items to complete installation beyond any agreed materials in the work instructions (with the exception of the safety harness which will be billed as required)

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SOW for OnDemand Field Service Delivery

3.	[Redacted] Responsibilities

a.	Export work orders to TekumoPRO (electronically, after Integration is complete)

b.	Provide service location details, service bucket, site contact information (including Manager on Duty) and service window dates and times that need to be scheduled

c.	Provide parts and scissor lift, including safety harness, as needed to complete the Services (unless such services are mutually agreed to be performed by Tekumo)

d.	Notify Tekumo, prior to service date, parts and lifts have been scheduled and will be at the Customer location

e.	Advise Tekumo of the ‘defective’ parts return process

f.	Provide access to manuals or documentation as needed

g.	Provide access to technical support via phone to be available within the service window

4.	Deliverables

Deliverables will be as directed in the specific ticket work instructions and may include:

a.	Before and after photos

b.	Any Serial Numbers required in the work instructions

c.	A signature from the Manager On Duty or site contact

d.	A confirmation of connectivity by calling [Redacted] support

e.	Must complete and submit any required documentation as indicated in the work instructions.

f.	Follow defective parts return process (as required) to include return Tracking # / Carrier.

5.	Coverage Hours

Monday – Friday 8AM to 5PM local business hours at the location of the work order, excluding government recognized holidays, or other hours as scheduled and mutually agreed upon.

PRICING FRAMEWORK & SERVICE BUCKETS

The Pricing Framework defines Service Buckets for different types of [Redacted ] maintenance calls and projects . The joint team will map these buckets to [Redacted ] Enterprise Customers covered equipment and/or Call Types, as required.

STANDARD SERVICE BUCKETS

[Redacted]

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SOW for OnDemand Field Service Delivery

The service buckets are broadly defined as:

1.	Maintenance or Break-Fix work orders

●	Major Metro calls, with 1, 1.5, 2 or 4 hour maximum time on task

●	Rural (non-Metro) calls with 1 or 2 hour maximum time on task

2.	Project work orders

●	Camera Calls – separate work orders with a 2 hour maximum time on task (A bundling bucket will be developed for combined calls)

●	Cabling Calls – priced on an hourly basis given the flexible time on task

Additional or revised buckets may be created jointly between the parties.

PRICING CAP & SAVINGS SHARE

Tekumo will provide an average cost cap to [Redacted] for defined Service Buckets, and directly pass cost savings below the cap on a shared basis to align the interests of all parties.

Objective and definition of the Pricing Cap (CAP): Pricing Cap is the average hourly rate price ceiling for the service bucket type – it serves as a budgetary cap:

●	Pricing Cap is based on average pricing for each quarter and is ‘trued up’ quarterly to verify that it has not been exceeded, and that the Savings Share has been applied accurately during that quarter.

●	Tekumo and [Redacted] will review “caps” on a quarterly basis and agree to new amounts, as applicable. Savings Share: This is a mechanism intended to incentivize both parties to drive to the lowest total market cost available. Through our Direct-to-Tech pricing model we expect to achieve rates below the CAP.

●	Savings Share is a [Redacted] shared savings – applied to each call versus the CAP – and automatically applied to weekly billing for services delivered

SERVICES BILLING

Tekumo’s billing rates for all work performed will be as follows:

a)	Direct hourly Cost for the technician performing the task,

b)	A Service Orchestration Fee per workorder based on the Service Bucket

c)	Platform Fee of [Redacted]: invoiced based on the Total cost of technician plus the Service Orchestration fee

d)	Savings share of [Redacted] of the difference between the total invoice cost and the average CAP for that Service Bucket

e)	Travel and expenses will be billed separately (an average Travel Cap for each Service Bucket will be applied. Any travel costs above that cap must be approved by [Redacted].

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SOW for OnDemand Field Service Delivery

[Redacted]

Example: A Metro 1 hour maintenance call with a service tech’s direct cost of [Redacted]/hr., working 1 hour, with a service orchestration fee of [Redacted], and an average cap of [Redacted] and [Redacted] for travel would be billed as follows:

Element	Pricing Component	Pricing Assumption	Invoice	Cap Pricing
Technician Cost	Hourly Labor Cost (LC)	[Redacted]	[Redacted]	[Redacted]
	# of Hours Worked (HW)	1.00		[Redacted]
Service Orchestration	Hourly Orchestration Cost (OC)	[Redacted]	[Redacted]	Metro
Platform Fee	Platform Fee [Redacted] (PF)	[Redacted]	[Redacted]
Work Order Cost			[Redacted]	[Redacted]
	Not-To-Exceed Price (NTE)	[Redacted]
	Saving Share % (S%)	[Redacted]		Savings
Total Invoice Cost			[Redacted]
Travel			[Redacted]	[Redacted]

The Invoice would show a labor cost of [Redacted] and a travel cost of [Redacted].

Examples of the Service billing for the Pilot are shown in Appendix 1 and 2

ASSUMPTIONS

Pricing Assumes:

a.	All Technician time will be billed in increments of 30-minutes, with a minimum of 1 hour for Metro 1,2, Rural 1 and Camera 2; a minimum of 2 hours for Metro 3, 4, Rural 2 and Cabling, irrespective of the “average hours” for the service bucket

b.	If the average work order cost for a service bucket exceeds the average cap for that bucket, on a quarterly basis, then the excess total amount for that service bucket for the quarter will be the responsibility of Tekumo.

c.	The Savings share will be automatically added to each work order. A reconciliation will be conducted each quarter to ensure that the average cap and savings share have been correctly applied for each service bucket.

d.	Travel Fees will be passed through automatically below the Travel CAP for each respective Service Bucket, and only as approved by [Redacted] above that Travel CAP (which is generally [Redacted] for Metro areas and [Redacted] for rural areas).

e.	Service will be for Next Business Day arrival before 4pm. (if transmitted before 4pm) unless otherwise agreed in advance

f.	Normal Business Hours (NBH) are considered 8 A.M. – 5 P.M weekdays (Monday – Friday), excluding weekends and holidays, at the location of the work order.

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g.	[Redacted] has the right to audit invoices from the Supplier who is charging travel or expenses.

h.	A change and cancellation fee of [Redacted] shall be charged [Redacted] for each rescheduling or cancellation of a work order after a technician has been sourced and assigned to a work order.

i.	If Tekumo has to cancel a call for reasons directly under its control i.e. its service orchestration only, but excluding any technician related issues, it shall credit any service orchestration fee for such call.

j.	Tekumo is not responsible for service delays due to circumstances outside of the Tekumo scope of work and/or the reasonable control of Tekumo.

k.	Tekumo will be responsible for expenses incurred for resources not showing up for scheduled calls for unacceptable reasons e.g. if [Redacted] scheduled a lift and the resource did not show without reasonable cause, [Redacted] will have to keep that lift for an extra period of time, and may recharge Tekumo

If an assumption is invalid for any Service bucket e.g. time on task, the work order shall be adjusted accordingly to reflect its correct classification. The parties also agree to review Service Buckets each quarter.

SERVICE DELIVERY MANAGEMENT & BENCHMARKING

EVIDENCE BASED à DATA LED à COST OPTIMIZATION

The Tekumo platform will track the following Key Service Optimization KPI’s – for each Service Bucket - to benchmark monthly and quarterly actual service delivery performance:

●	Average technician Time-On-Task (TOT)

●	Average Technician hourly rate

●	Average Travel cost

●	Achieved SLA Performance %

●	Average total Cost per Call (CPC)

●	Average First Time Fix % (FTF) / Number of Revisits

●	Additional KPI’s as appropriate

This average benchmark data can be used to track trends that may highlight success or indicate potential concerns to be addressed.

SERVICE LEVEL AGREEEMENT (SLA)

Tekumo agrees to meet and exceed a monthly [Redacted] average SLA for technician onsite arrival (of a qualified technician resource).

If the SLA average drops below [Redacted], Tekumo will forfeit any shared savings revenue on those services below the [Redacted] threshold.

SERVICE LEVEL OBJECTIVES (SLO’s)

Tekumo will provide monthly and quarterly benchmark data for the Service Optimization KPI’s outlined above in order to measure actual service delivery performance against plan.

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SOW for OnDemand Field Service Delivery

In addition, the quarterly benchmarking data may be used to establish SLO targets to improve service performance, as mutually agreed.

PLATFORM LEVEL AGREEEMENT (PLA)

Tekumo agrees to meet and exceed a monthly [Redacted] platform availability metric, and shall provide [Redacted] with all customer available software updates.

IMPLEMENTATION

WORKFLOW AND SYSTEMS INTEGRATION

In order to limit costs and promote efficiency, all facets of OnDemand field service delivery should be managed with common processes and under one systems “umbrella” that automates processes and reduces the number of individuals involved in service tracking and administration.

●	Tekumo anticipates basic integration between [Redacted ] and Tekumo to be completed as soon as possible e.g., 4 to 6-weeks based on [Redacted]’s internal IT department schedule. Both teams agree to dedicate appropriate resources to complete the integration and establish a joint timeline.

●	We would also like to explore if potential integration with [Redacted] may offer additional benefit in streamlining and automating workflow.

●	TekumoPRO platform configuration and training should be completed as soon as possible upon approval of this Agreement . This will include mapping Service Buckets to [Redacted ] Enterprise Customer contractual covered equipment and/or call types (as required).

●	Basic Reporting is included with the Platform. Advanced dashboards and reporting, including real time invoicing, will be jointly developed between the parties.

●	Preferred technician pools are critical to the cost effectiveness of the Service Model. The parties agree to collaborate in setting up those pools, together with Integration, over the first 60 days.

TEKUMO IMPLEMENTATION PROCESS

We have completed some of the initial discovery on process integration and established key team member relationships during our extended pilot and this will reduce the implementation timeline.

Tekumo has a simple but effective process for onboarding new partners.

STEP 1: Assemble a Joint Start-up Team

This will comprise key members from [Redacted ] and Tekumo that include relevant roles to support OnDemand service delivery operations . This team may also include representatives from Field Service Management IT services and other functions e.g. accounting, as required.

STEP 2: Establish timeline and schedule of onboarding tasks

A timeline and schedule of events will then be jointly established with [Redacted]. In addition, [Redacted] may also want to include specific timelines for activities that can be included in the schedule for example, the proposed [Redacted] camera project or other OnDemand service requirement priorities and/or projects.

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SOW for OnDemand Field Service Delivery

STEP 3: Establish Communication and Escalation Process

A schedule of managers for all communications (pre and post integration) shall be established and escalation paths specified.

STEP 4: Start-Up Team Meeting Cadence

The Start-Up Team will typically meet on a weekly basis for the first 90 days. [Redacted] executives may be invited to join several meetings during this period to review preparations and ask questions . After the formal implementation process has been completed , the Start -Up team will continue with bi-weekly meetings until the group determines that any issues or modifications , invariably arising out of the initial services delivery period, have been addressed.

Formal implementation meetings will conclude when the combined team determines that the OnDemand field service program has reached “Steady State” … at which time, scheduled monthly and quarterly OnDemand Service Performance reviews will be held.

CONTINUATION OF THE COST OPTIMIZATION PROCESS

RESOURCE OPTIMIZATION COMMITTEE (ROC)

After the initial implementation and integration is concluded, a joint committee – with [Redacted] and Tekumo executive sponsorship – will be formed with a focus on cost optimization. The function of this committee shall include:

1.	‘Cost of Quality’ (CoQ) savings:

a.	Identify service delivery operations process improvement opportunities, service performance & SLA improvement opportunities and increase overall Customer Success (CS) to support client contract revenue expansion and contract renewals.

b.	Identify proactive measures to avoid the significant costs associated with service failures, lowering service resolution and escalation costs after failure has occurred

2.	Break down silos, irrespective of organization structure, to optimize ROI on Annual Field Services Spend

3.	Optimize integration between field service operations and Service Delivery Management systems – e.g. SIMS, ServiceNow, TekumoPRO and any other systems

After the initial implementation and onboarding period is concluded, the ROC committee will meet once a month or as agreed by the group.

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SOW for OnDemand Field Service Delivery

AUTHORIZATION AND ACCEPTANCE

By signing below, both [Redacted] and Tekumo agree to the Terms and Conditions of this SOW.

AGREED		AGREED

[Redacted]		TEKUMO LLC

By:	[Redacted]	By:	[Redacted]

Name:	[Redacted]	Name:	Strings D.E. Kozisek

Title:	Chief Financial Officer	Title:	CEO

Date:	5/11/23	Date:	5/9/2023

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SOW for OnDemand Field Service Delivery

SCHEDULE 1 –[Redacted] CAMERA CLEANING MAINTENANCE (EXAMPLE ONLY)

DESCRIPTION

Overview

●	Dome cleaning/camera shot adjustment of exterior network security camera (Axis or Hanwha).

●	Devices to be serviced: See Confidential Information

●	All glass domes over camera(s) have to be removed and cleaned inside and out ***Includes individual cameras and their dome inside large parapet “ball” domes

●	Have Asset Protection associate validate camera visibility and angle is as expected

IMPORTANT

●	Lift requirement: By accepting this Work Order, you, the Provider, acknowledge and agree that you meet all local and national requirements required to use a lift to complete this work order.

REQUIRED deliverables:

Must provide before and after photos. Obtain a signature on the WO attached.

Must confirm connectivity by calling IT support and providing the name of the assisting engineer.

*Technician required to complete ALL custom fields prior to leaving site, NA will be considered an unacceptable response*

Tools Required:

●	Basic Tool Kit (Drill, Drill Bits, Pliers, Screwdrivers, Cable Tester etc)

●	Microfiber cloth (or similar) with cleaning spray (i.e. Windex, Sprayway, RainX) ***RainX preferred

●	Isopropyl 91% alcohol for paint overspray ***if this does not remove paint then dome needs to be replaced - Take picture(s) of dome and physical location of camera and notify call coordinators during check-out

●	Smartphone with Field Nation app and working camera

FEES AND EXPENSES

AVERAGE COST CAP

The [Redacted] Camera service bucket shall have an average cost cap of [Redacted] per work order based on an assumed average hourly technician cost of [Redacted], an average billing time of two hours, a Service orchestration fee of [Redacted] and a platform fee of [Redacted].

Cost savings below the cap shall be shared [Redacted] each by both parties.

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SOW for OnDemand Field Service Delivery

SERVICES BILLING

Tekumo rates for all work performed will be billed as follows:

a)	Direct hourly Cost for the technician performing the task, plus

b)	A Service Orchestration Fee of [Redacted] per workorder (may be bundled with additional work orders at additional[Redacted] per work order)

c)	Platform Fee of [Redacted]: invoiced based on the Total cost of technician plus the service orchestration fee, and a

d)	Savings share of [Redacted] of the difference between the total invoice cost and the capped average rate.

Example: A camera service tech’s direct cost of [Redacted]/hr. working 2hrs, with a service orchestration fee of [Redacted], and an average cap of [Redacted].

Element	Pricing Component	Pricing Assumption	Invoice	Cap Pricing
Technician Cost	Hourly Labor Cost (LC)	[Redacted]	[Redacted]
	# of Hours Worked (HW)	2.00		[Redacted]
Service Orchestration	Hourly Orchestration Cost (OC)	[Redacted]	[Redacted]
Platform Fee	Platform Fee [Redacted] (PF)	[Redacted]	[Redacted]
Work Order Cost			[Redacted]	[Redacted]
Savings Share	Not-To-Exceed Price (NTE)	[Redacted]	[Redacted]
	Saving Share % (S%)	[Redacted]		Savings
		Total Invoice Cost	[Redacted]	[Redacted]

BILLING NOTES

e)	An average Travel Cap of [Redacted] will be applied. Any travel costs above that cap must be approved by [Redacted].

By signing below, both [Redacted] and Tekumo agree to the Terms and Conditions of this Schedule.

AGREED	AGREED

[Redacted]	TEKUMO LLC

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

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SOW for OnDemand Field Service Delivery

APPENDIX 1 – PILOT BILLING ILLUSTRATION

DESCRIPTION

Below is a summary of the pilot program for [Redacted] Camera Cleaning by individual workorder. It contains:

a)	Labor Hours

b)	Technician Labor Rate

c)	Total Labor Cost

d)	Service Orchestration ([Redacted] for this service bucket)

e)	Platform Fee ([Redacted])

f)	Savings Share of [Redacted] of the difference between the total invoice cost and the average CAP of [Redacted] for that Service Bucket

g)	Any Travel and expenses

h)	Total Invoice Amount

i)	Pilot Invoice Amount (with fees waived)

The Averages and totals for each column are calculated, and a reconciliation provided that shows the total cap for the 50 workorders at [Redacted] (50*[Redacted]), actual cost of [Redacted], which yields a difference of [Redacted] and a savings share of [Redacted] – that equals the sum of the savings share shown on each individual workorder.

For illustration of the average cap adjustment at the end of a quarter, a second schedule is included that adjusts the hours in a highlighted workorder such that the total labor cost exceeds the average cap. In that example the total cost of [Redacted] exceeds the total average cap of [Redacted]. An automatic adjustment based on the savings share is included on each workorder that represents a discount of [Redacted] for a total invoice amount of [Redacted]. Since this still exceeds the total cap of [Redacted] a rebate of [Redacted] would be owed [Redacted] in that case.

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SOW for OnDemand Field Service Delivery

Invoice#	TEK ID	CWO#	Schd Date	Schd Time	Location name	City	State	SLA code	Stage	Labor Hours	Labor Rate	ILabor Total	Service Orchestration	Platform Fees	Total Cost	Savings Share	Travel	Total Invoice	Pilot Invoice

[Redacted]

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Invoice#	TEK ID	CWO#	Schd Date	Schd Time	Location name	City	State	SLA code	Stage	Labor Hours	Labor Rate	ILabor Total	Service Orchestration	Platform Fees	Total Cost	Savings Share	Travel	Total Invoice

[Redacted]

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